FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Sogecable capital increase	3

"Telefónica S.A.", as provided in article 82 of the Spanish Stock Market Law [Ley de Mercado de Valores], hereby reports the following

SIGNIFICANT EVENT

On July 2nd, 2003 Telefonica de Contenidos S.A.U., a subsidiary of Telefonica, S.A., subscribed the increase in share capital of Sogecable, S.A., whose Prospectus was approved and entered in the registers of the Spanish National Securities and Market Commission on July 1st, 2003. The subscription was effected by the contribution of its entire interest in DTS, Distribuidora de Television Digital S.A. (VIA DIGITAL). The remaining shareholders of the latter company have also subscribed the aforementioned capital increase. Telefonica de Contenidos S.A.U. will in consequence, subject to the relevant registration and stock exchange procedures, receive in the forthcoming days shares representing 22.227% of the share capital of Sogecable, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 3rd, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors